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Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR AND E-MAIL	August 25, 2016

Re:  Mattress Firm Holding Corp.

Schedule TO-T

Filed August 16, 2016 by Stripes Acquisition Corp., Stripes US Holding, Inc. and Steinhoff International Holdings N.V.

File No. 005-86696

Dear Mr. Duchovny:

On behalf of Stripes Acquisition Corp., Stripes US Holding, Inc. and Steinhoff International Holdings N.V. (collectively, “Steinhoff”), we are writing in response to the comments of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the above-referenced filing contained in your comment letter dated August 22, 2016.

In addition to the responses below, Steinhoff has filed today an amendment to the Schedule TO-T to address the Staff’s comments.

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Steinhoff’s response immediately thereafter.

Offer to Purchase

Certain Information Concerning Mattress Firm, page 24

1. Please revise the last sentence in the first paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

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Response: In response to the Staff’s comment, Steinhoff has revised the first paragraph under “Certain Information Concerning Mattress Firm” on page 24 as follows:

“The summary information concerning Mattress Firm contained in this Offer to Purchase has been taken from or is based upon information furnished by Mattress Firm or its representatives or upon publicly available documents and records on file with the SEC. The information contained herein is qualified in its entirety by reference to Mattress Firm’s public filings with the SEC (which may be obtained as described below) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information. Neither Steinhoff, HoldCo nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. ~~However, neither Steinhoff, HoldCo or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Mattress Firm, whether furnished by Mattress Firm or contained in such filings, or for any failure by Mattress Firm to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Steinhoff, HoldCo or Purchaser.~~”

Conditions to Purchaser’s Obligations, page 53

2. We note that you qualify this section by, and refer security holders to, the merger agreement. Disclose all of the conditions to the offer in this document. Additionally, provide us your legal analysis relating to the dissemination of a revised offer document to security holders.

Response: In response to the Staff’s comment, Steinhoff has revised the first paragraph under “Conditions to Purchaser’s Obligations” on page 53 as follows:

“The following sets forth the conditions of the Offer set forth in the Merger Agreement ~~and is qualified in its entirety by reference to the full text of the Merger Agreement~~, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that Purchaser, HoldCo or Steinhoff make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser, HoldCo and Steinhoff.””

In addition, Steinhoff notes that all of the conditions to the offer have been fully set forth in the text of “Conditions to Purchaser’s Obligations” on pages 53 and 54. Because there are no other conditions to the offer beyond those expressly set out in that section, we do not believe a revised offer document needs to be disseminated to security holders.

3. In the condition captioned “Restraints” you use the defined term Restraints without defining its meaning. Revise your disclosure to include such definition. Apply this comment to any other defined term in the offer document that is not defined within the offer document.

Response: In response to the Staff’s comment, Steinhoff has revised the condition captioned “Restraints” as follows:

“Any ~~Restraint~~ judgment that has been enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable Law is in effect enjoining or otherwise prohibiting consummation of the Offer or the Merger.”

In addition, Steinhoff has revised the third paragraph under “Terms of the Offer” on page 14 as follows:

“The Merger Agreement separately provides that Purchaser will extend the Offer…(ii) for the minimum period required by ~~Law~~ any law, statute, ordinance, code, rule or regulation (collectively, “Law”)…”

4. The first condition under the caption “Representations and Warranties” is inappropriate as the determination of whether the condition has been triggered is within the bidders’ control, and may render the offer illusory. Please revise or delete the condition such that it is not within your control.

Response: The reference to “Purchaser” was made in error and was intended to refer to “Mattress Firm”. In response to the Staff’s comment, Steinhoff has corrected the first condition under the caption “Representations and Warranties” on page 54 as follows:

“Certain representations and warranties of ~~Purchaser~~ Mattress Firm….”

We acknowledge on behalf of Stripes Acquisition Corp., Stripes US Holding, Inc. and Steinhoff International Holdings N.V. that:

•                  such party is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  such party may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (212) 903-9292.

Yours sincerely,

/s/ Scott I. Sonnenblick
Scott I. Sonnenblick

cc:	Andries Benjamin la Grange, Steinhoff International Holdings N.V.
Michael Egan, Steinhoff International Holdings N.V.
Peter Cohen-Millstein, Linklaters LLP